Exhibit 99.1

AEGON announces offering of USD 500 million of 4.625% senior notes

AEGON announces the offering of USD 500 million senior unsecured notes due December 1, 2015. The senior notes are being offered under AEGON’s existing shelf registration statement in the United States. The notes, issued at a price of 99.74, will carry a coupon of 4.625%. The transaction is expected to close on November 27, 2009.

AEGON intends to use the net proceeds of the offering for general corporate purposes, including repayment of short-term indebtedness.

The joint bookrunners for the offering are Citibank, Morgan Stanley and Wells Fargo Securities. A copy of the prospectus for the offering may be obtained from Citibank Global Markets Inc., 388 Greenwich Street, New York, NY 10013, United States. In addition, the prospectus will be available on AEGON’s corporate website, www.aegon.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the notes in any state or jurisdiction in which such offer, solicitation or sale is unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contact information

Media relations: Greg Tucker	Investor relations: Gerbrand Nijman

+31(0)70 344 8956	+31 (0)70 344 8305 877 548 9668 – toll free USA only

gcc-ir@aegon.com	ir@aegon.com

www.aegon.com

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

–	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.